UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   EAST                JOHN C.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO & PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                                                                     68,636         D  Direct
Common Stock                                                                                     6,160          I  by Wife

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $4.0000                                                                    08/01/96     07/15/02
to buy)
Incentive Stock Option (right  $7.6300                                                                    08/01/98     07/26/04
to buy)
Incentive Stock Option (right  $8.0000                                                                    03/31/94     06/30/03
to buy)
Incentive Stock Option (right  $10.0625                                                                                07/28/08
to buy)
Incentive Stock Option (right  $13.0000                                                                   08/01/99     06/30/05
to buy)
Incentive Stock Option (right  $13.0625        03/01/99       A         6,250                             (1)          03/01/09
to buy)
Incentive Stock Option (right  $13.5625        08/06/99       A         1,353                             (2)          08/06/09
to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00     07/17/06
to buy)
Incentive Stock Option (right  $16.3750                                                                   08/01/01     07/03/07
to buy)
Non-Qualified Stock Option     $7.6300                                                                    03/31/95     07/26/04
(right to buy)
Non-Qualified Stock Option     $8.0000                                                                    03/31/94     06/30/03
(right to buy)
Non-Qualified Stock Option     $9.4000                                                                                 10/06/05
(right to buy)
Non-Qualified Stock Option     $10.0625                                                                                07/28/08
(right to buy)
Non-Qualified Stock Option     $13.0000                                                                   03/31/96     06/30/05
(right to buy)
Non-Qualified Stock Option     $13.0625        03/01/99       A         93,750                            (3)          03/01/09
(right to buy)
Non-Qualified Stock Option     $13.5625        08/06/99       A         58,647                            (4)          08/06/09
(right to buy)
Non-Qualified Stock Option     $14.7500        07/01/99       A         15,000                            (5)          07/01/09
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00     07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                   08/01/01     07/03/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   4,500                     4,500         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   13,114                    13,114        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   27,750                    27,750        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   9,939                     9,939         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,692                     7,692         D   Direct
to buy)
Incentive Stock Option (right  03/01/99  Common Stock                   6,250         $8.9781     6,250         D   Direct
to buy)
Incentive Stock Option (right  08/06/99  Common Stock                   1,353                     1,353         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,722                     6,722         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,106                     6,106         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   16,000                    16,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   32,250                    32,250        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   60,000                    60,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   110,061                   110,061       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   54,308                    54,308        D   Direct
(right to buy)
Non-Qualified Stock Option     03/01/99  Common Stock                   93,750        $8.9781     93,750        D   Direct
(right to buy)
Non-Qualified Stock Option     08/06/99  Common Stock                   58,647                    58,647        D   Direct
(right to buy)
Non-Qualified Stock Option     07/01/99  Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   53,278                    53,278        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   83,894                    83,894        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 3/1/03.
(2)
Option becomes exercisable as to 451 shares on 2/1/03, 451 shares on 5/1/03, and 451 shares on 8/1/03.
(3)
Option begins vesting on 3/1/99 and is exercisable as to 6,250 shares quarterly through 12/1/02.
(4)
Option begins vesting on 8/1/99 and is exercisable as to 30,000 shares on 8/1/01, 3,750 shares quarterly thereafter through 11/1/02,
  3,299 shares on 2/1/03, 3,299 shares on 5/1/03 and 3,299 shares on 8/1/03.
(5)
Vests and is exercisable 100% six months following a 'change of control' of the company.

SIGNATURE OF REPORTING PERSON
/S/ EAST                JOHN C.
DATE